UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X ] Form 10-K    [ ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q

[ ] Form N-SAR     [ ] Form N-CSR

For Period Ended: December 31, 2024

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KINETIC SEAS INCORPORATED

Full name of Registrant

N/A

Former Name if Applicable

1501 E. Woodfield Rd., Suite 114E

Address of Principal Executive Office (Street and Number)

Schaumburg, IL 60173

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The registrant’s auditor is unable to complete its review by the deadline for filing the report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward Honour	(202)	570-0557
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2024, the Company f/k/a Bellatora Inc. was a shell company from January 2023 to November 2023 with no revenues and limited expenses. In December 2023 the Company emerged from shell status and became an operating company. As a result, for the year ended December 31, 2024, the Company is expected to report unaudited revenue of $210,584 and an operating loss of $3,896,641; compared to no revenue and an operating loss of $160,962 for the year ended December 31, 2023. The unaudited 2024 operating results remain subject to auditor review.

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KINETIC SEAS INCORPORATED

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2025	By:	/s/ Edward Honour
Edward Honour Chief Financial Officer (Principal Financial Officer)

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